UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Churchill Stateside Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2325 Lakeview Pkwy, STE 225__
                                             (No. and Street)

__Alpharretta__	__GA__	__30009__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__David Carr__	__760-822-6944__	__dcarr@cssecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Goldman & Company, CPA's, P.C.__
(Name – if individual, state last, first, and middle name)

__3535 Roswell Rd., Suite 32__	__Marietta__	__GA__	__30062__
(Address)	(City)	(State)	(Zip Code)

__6/25/2009__	__1952__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William J. Michalak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Churchill Stateside Scurities, LLC, as of March 9, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY B. SMITH
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MAY 14, 2022
FULTON COUNTY, GEORGIA

Signature: William J. Michalak

Title: CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2021
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Churchill Stateside Securities LLC as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Churchill Stateside Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Churchill Stateside Securities LLC 's management. Our responsibility is to express an opinion on Churchill Stateside Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Churchill Stateside Securities LLC's financial statements. The supplemental information is the responsibility of Churchill Stateside Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 7, 2022

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	1,316,229
Related Party Receivable		2,030,991
Prepaid Expenses		12,414
TOTAL ASSETS	$	3,359,634

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and Accrued expenses	$	276
Payroll payable		10,871
Accrued Commission		942,500
Total liabilities		953,647
MEMBERS' EQUITY		2,405,987
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,359,634

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE		
Brokerage Fees	$	36,400
Commissions		2,657,107
Dealer Fees		2,653,067
Miscellaneous Income		11
Total revenue		5,346,585
OPERATING EXPENSES		
Compensation and benefits		3,886,640
Consulting		231,939
Rent		42,812
Travel, meals and entertainment		4,317
Professional fees		114,600
Licenses and fees		41,912
Computer and technology		51,649
Insurance		14,651
Other operating expenses		8,249
Total expenses		4,396,769
NET INCOME	$	949,816

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBERS' EQUITY, JANUARY 1	$	1,456,171
Net Income		949,816
Member Distributions		-
MEMBERS' EQUITY, DECEMBER 31	$	2,405,987

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES		
Net Income	$	949,816
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Increase in due from related party		(1,429,681)
Decrease in Fee Income Receivable		230,832
Decrease in prepaid expenses		(7,005)
Decrease in right of use asset		20,212
Decrease in accounts payable		(10,930)
Increase in payroll payable		450,764
Decrease in lease liability and deferred rent		(23,808)
Net cash provided by operating activities		180,200
NET INCREASE IN CASH		180,200
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		1,136,029
CASH and CASH EQUIVALENTS AT END OF YEAR	$	1,316,229

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Organization and Nature of Business

    Churchill Stateside Securities, LLC, a Georgia limited liability company (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 28, 2011.

    The Company received approval as a Municipal Advisor from the SEC on October 30 2018.

    The Company primarily engages in the private placement of syndicated tax credits to accredited investors. Additionally, the Company underwrites Tax-Exempt Bond issues. The tax credits are syndicated by Churchill Stateside Group, LLC ("CSG"), who owns the Company along with Stateside Capital, LLC ("SC"). CSG owns Churchill Mortgage Investment LLC ("CMI"). CMI is the mortgage lender on some transactions where the Company is the Bond Underwriter or Municipal Advisor.

    Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

    Basis of Accounting
    The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

    Estimates
    The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

    Income Taxes
    The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* . The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized as the present value of its future lease payments. The discount rate used for the present value is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company was not under any long-term leases as of 12/31/2021

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that falls within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control of goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2021 or net income for the preceding year-end. Services within the scope of ASU 606 include:
   a: Investment Brokerage
   b: Underwriting Income

7

<u>Investment Banking, Merger and Acquisition (M&A) Services:</u>

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2021.

<u>Concentration of Credit Risk</u>

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

All of the Company's private placement of investments to accredited investors are of syndicated credits that are 100% generated by CSG. All of the Company's bond underwriting has been on transactions where CMI has been the lender and CMI holds the primary relationship with the sponsor. Therefore, all of the Company's revenues are on transactions where CSG or CMI have generated an underlying transaction.

<u>New Accounting Standards</u>

The Company is monitoring and evaluating new accounting standards and will implement all applicable standards as required.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $362,582 which was $262,582 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 263%.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CSG, a related party, for operating expenses and management services. All of the Company's revenues for the year ended December 31, 2021 were earned from the sale of financial products developed by CSG.

The amount paid to CSG for management services is $114,600 for 2021, this is recorded in professional fees on the statement of operations.

The Company was allocated $33,148 for operating expense costs by CSG in 2021, these expenses are recorded in their respective categories on the Statement of Operations.

The Company had financing transactions with CSG, the Company lending $1,543,829, net of the amounts charged to the Company under the Expense Sharing Agreement, to CSG in 2021. CSG owes the Company $2,030,991 as of December 31, 2021.

4. COMMITMENTS AND CONTINGENCIES

The Company leases office space on a month to month lease.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* ("ASC 450") and Accounting Standards Codification 440, *Commitments* ("ASC 440"). Management has determined that no significant commitments and contingencies exist as of December 31, 2021.

5. RELATED PARTY RECEIVABLE

The Company evaluated the Related Party Receivable and has determined no valuation allowance is necessary. The terms of the Related Party Receivable are upon delivery of the securities.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 7, 2022, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

The Company entered into an office lease on January 1,2022 for a term of 5 years, at $28,975 per year, increasing 3% annually.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021**

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 2,405,987
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Related Party Receivables	(2,030,991)
Prepaid expenses	(12,414)
NET CAPITAL	$ 362,582
AGGREGATE INDEBTEDNESS	
Accounts payable	276
Payroll payable	953,371
Total aggregate indebtedness	$ 953,647
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required 6 2/3 % of Aggregate Indebtedness or $100,000	$ 100,000
Excess net capital	262,582
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	242,582
Percentage of aggregate indebtedness to net capital	263.02%

There are no material differences in the above capital calculation and the companies calculation of net capital as reflected on the unaudited amended form 17a-5, part IIA.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2021

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities, LLC

We have reviewed management's statements, included in the accompanying Churchill Stateside Securities, LLC's Annual Exemption Report, in which (1) Churchill Stateside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Churchill Stateside Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Churchill Stateside Securities, LLC stated that Churchill Stateside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Churchill Stateside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Churchill Stateside Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 7, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683


Churchill
Stateside
Securities

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2021

Churchill Stateside Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i) and 17 C.F.R §240.15c3-3: (k)(2)(ii), and:

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) and 17 C.F.R §240.15c3-3: (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2021 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _William J. Michaels_

Title: CEO, CCO

Date: _2/21/2022_

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Churchill Stateside Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Churchill Stateside Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Churchill Stateside Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Churchill Stateside Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Churchill Stateside Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Churchill Stateside Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 7, 2022

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Churchill Stateside Securities, LLC
2325 LakeviewbPkwy, STE 225
Alpharetta, GA 30009-7945

SEC#8-68652 CRD# 154603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Carr 760-822-6944

2. A. General Assessment (item 2e from page 2) $ 8,020

B. Less payment made with SIPC-6 filed (exclude interest) (6,089)

______ Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 1,931

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,931

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 1,931

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHURCHILL STATESIDE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 1 day of MARCH, 20 22

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/21
and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,346,585

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   11

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)

    Total deductions   11

2d. SIPC Net Operating Revenues $ 5,346,574

2e. General Assessment @ .0015 $ 8,020

    (to page 1, line 2.A.)

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